UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           Sun-Times Media Group, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86688Q100
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Shulamit Leviant, Esq.
                          c/o Davidson Kempner Partners
                         65 East 55th Street, 19th Floor
                               New York, NY 10022
                                 (212) 446-4053

                                 With a Copy to:
                               Eleazer Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000

 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 19, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                          (Continued on following pages)
                               (Page 1 of 25 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 2 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Davidson Kempner Partners
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  544,511
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   544,511
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              544,511
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 3 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Davidson Kempner Institutional Partners, L.P.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,187,063
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   1,187,063
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,187,063
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 4 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Davidson Kempner International, Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                             British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,057,349
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   2,057,349
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,057,349
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 5 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Serena Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  43,890
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   43,890
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              43,890
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.1%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 6 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              M.H. Davidson & Co.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  98,862
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   98,862
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              98,862
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.2%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 7 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              MHD Management Co.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION


------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  544,511
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   544,511
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              544,511
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 8 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Davidson Kempner Advisers Inc.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,187,063
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   1,187,063
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,187,063
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IA
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 9 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Davidson Kempner International Advisors, L.L.C.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,101,239
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   2,101,239
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,101,239
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 10 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas L. Kempner, Jr.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,931,675
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   3,931,675
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,931,675
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 11 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Marvin H. Davidson
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,931,675
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   3,931,675
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,931,675
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 12 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Stephen M. Dowicz
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,931,675
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   3,931,675
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,931,675
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 13 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Scott E. Davidson
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,931,675
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   3,931,675
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,931,675
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 14 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Michael J. Leffell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,931,675
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   3,931,675
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,931,675
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 15 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Timothy I. Levart
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United Kingdom & United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,931,675
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   3,931,675
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,931,675
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 16 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Robert J. Brivio, Jr.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,931,675
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   3,931,675
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,931,675
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 17 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Anthony Yoseloff
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,931,675
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   3,931,675
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,931,675
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 18 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Eric P. Epstein
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,931,675
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   3,931,675
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,931,675
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 19 of 25 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Avram Z. Friedman
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,931,675
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   3,931,675
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,931,675
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 20 of 25 Pages
----------------------------                        ----------------------------

ITEM 1.              SECURITY AND ISSUER

        This statement on Schedule 13D relates to the shares of Class A Common Stock, $0.01 par value per share (the "Shares"), of Sun-Times Media Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 350 North Orleans Street, 10-S, Chicago, IL 60654.


ITEM 2.              IDENTITY AND BACKGROUND

        (a) This statement is filed by

each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

            (i) Davidson Kempner Partners, a New York limited partnership
                ("DKP");

           (ii) Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership ("DKIP");

          (iii) M. H. Davidson & Co., a New York limited partnership("CO");

           (iv) Davidson Kempner International, Ltd., a British Virgin Islands corporation ("DKIL");

            (v) Serena Limited, a Cayman Islands corporation ("Serena");

           (vi) MHD Management Co., a New York limited partnership ("MHD");

          (vii) Davidson Kempner Advisers Inc., a New York corporation;

         (viii) Davidson Kempner International Advisors, L.L.C., a Delaware limited liability company("DKIA"); and

           (ix) Messrs. Thomas L. Kempner, Jr., Marvin H. Davidson, Stephen M. Dowicz, Scott E. Davidson, Michael J. Leffell, Timothy I. Levart, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein and Avram Z. Friedman (collectively, the "Principals")

        (b) The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.

        (c) The Principals are the general partners of CO and MHD, the sole managing members of DKIA and the sole stockholders of DKAI, and their principal businesses is to invest for funds and accounts under their management. MHD is the general partner of DKP. DKAI is the general partner of DKIP and is registered as an investment adviser with the U.S. Securities and Exchange Commission. DKIA is the investment manager of DKIL and Serena.

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 21 of 25 Pages
----------------------------                        ----------------------------

        (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Messrs. Thomas L. Kempner, Jr., Marvin H. Davidson, Stephen M. Dowicz, Scott E. Davidson, Michael J. Leffell, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein and Avram Z. Friedman are citizens of the United States. Mr. Timothy I. Levart is a citizen of the United Kingdom and the United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Funds for the purchase of the Shares reported herein held by DKP, DKIP, DKIL, Serena and CO were derived from their respective general working capital. A total of approximately $24.7 million was paid to acquire such Shares.


ITEM 4.       PURPOSE OF TRANSACTION

        The Reporting Persons previously filed a Schedule 13G with respect to the Shares on May 29, 2007. The Reporting Persons originally acquired the Shares for investment purposes in the ordinary course of business.

        On July 31, 2007, Hollinger, Inc. ("Hollinger") and its affiliate 4322525 Canada Inc. ("4322525"), who collectively hold a majority in voting interest in the Shares of the Issuer, signed a Stockholder Written Consent in Lieu of a Meeting (the "Stockholder Consent") to (i) increase the size of the Issuer's board from eight to eleven members and provide that vacancies may be filled by stockholders having a majority interest, (ii) remove three directors of the Issuer and (iii) elect six new directors to the Issuer's board.

        On August 19, 2007, the Reporting Persons filed a motion with the Ontario Superior Court of Justice in the matter of A Plan or Compromise or Arrangement of Hollinger, 4322525 and Sugra Limited. The motion, if granted, would allow the Reporting Persons to commence and proceed with an application for oppression against Hollinger and 4322525 to set aside the Stockholder Consent and reinstate the Issuer's governance status quo. A copy of the motion is attached hereto as Exhibit A and is incorporated herein by reference.

         Except as described herein, none of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)through (j) of Item 4 of Schedule 13D. The Reporting Persons and their representatives intend to review their investment in the Issuer on a continuing basis and may, at any time and from time to time, engage in discussions with management, the Issuer's Board of Directors, other stockholders of the Issuer, potential acquirers and other appropriate

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 22 of 25 Pages
----------------------------                        ----------------------------

third parties concerning the business, operations, board composition, management, strategy, potential sale, and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any of the discussions and actions referenced above, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the close of business on August 28, 2007, the Reporting Persons beneficially owned an aggregate of 3,931,675 Shares, constituting approximately 6.0% of the Shares outstanding.

         The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 65,263,369 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2007.

        (b) DKAI is the general partner of DKIP and consequently has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,187,063 shares held by DKIP. DKIA provides managerial services to DKIL and Serena, and consequently also has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,057,349 Shares held by DKIL and the 43,890 Shares held by Serena. MHD, as the general partner of DKP, has voting power and dispositive power with respect to all 544,511 shares held by DKP. By virtue of their positions as sole stockholder of DKAI, managing member of DKIA, and general partner of MHD and CO, the Principals are also deemed to have shared voting power and shared dispositive power with respect to all Shares as to which DKAI, DKIA, MHD and CO have voting power or dispositive power. Accordingly, the Reporting Persons are deemed to have shared voting and dispositive power with respect to an aggregate of 3,931,675 Shares.

        (c) There have been no transactions in the Shares effected by the Reporting Persons during the past sixty days.

        (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 23 of 25 Pages
----------------------------                        ----------------------------


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as appendices and exhibits:

Appendix I:   Joint Filing Agreement

Exhibit A:    Notice of Motion, dated August 19, 2007

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 24 of 25 Pages
----------------------------                        ----------------------------


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 29, 2007           DAVIDSON KEMPNER PARTNERS
                                  By: MHD Management Co.,
                                  its General Partner

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                  Name:  Thomas L. Kempner, Jr.
                                  Title: Managing Partner

                                  DAVIDSON KEMPNER INSTITUTIONAL PARTNERS, L.P.
                                  By: Davidson Kempner Advisers Inc.,
                                  its General Partner

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                  Name:  Thomas L. Kempner, Jr.
                                  Title: President


                                   M.H. DAVIDSON & CO.

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                   Name:  Thomas L. Kempner, Jr.
                                   Title: Managing Partner

                                   DAVIDSON KEMPNER INTERNATIONAL, LTD.
                                   By: Davidson Kempner International Advisors,
                                       L.L.C.,
                                   its Investment Manager

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                   Name:  Thomas L. Kempner, Jr.
                                   Title: Executive Managing Member

                                   SERENA LIMITED
                                   By: Davidson Kempner International Advisors,
                                       L.L.C.,
                                   its Investment Manager

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                   Name:  Thomas L. Kempner, Jr.
                                   Title: Executive Managing Member

                                   MHD MANAGEMENT CO.

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                   Name:  Thomas L. Kempner, Jr.
                                   Title: Managing Partner

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 25 of 25 Pages
----------------------------                        ----------------------------



                                   DAVIDSON KEMPNER ADVISERS INC.

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                   Name:  Thomas L. Kempner, Jr.
                                   Title: President

                                   DAVIDSON KEMPNER INTERNATIONAL ADVISORS,
                                   L.L.C.

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                   Name:  Thomas L. Kempner, Jr.
                                   Title: Executive Managing Member

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                  Thomas L. Kempner, Jr.

                                  /s/ Marvin H. Davidson
                                  -------------------------------------
                                  Marvin H. Davidson

                                  /s/ Stephen M. Dowicz
                                  -------------------------------------
                                  Stephen M. Dowicz

                                  /s/ Scott E. Davidson
                                  -------------------------------------
                                  Scott E. Davidson

                                  /s/ Michael J. Leffell
                                  -------------------------------------
                                  Michael J. Leffell

                                  /s/ Timothy I. Levart
                                  -------------------------------------
                                  Timothy I. Levart

                                  /s/ Robert J. Brivio, Jr.
                                  -------------------------
                                  Robert J. Brivio, Jr.

                                  /s/ Eric P. Epstein
                                  -------------------------------------
                                  Eric P. Epstein

                                  /s/ Anthony A. Yoseloff
                                  -------------------------------------
                                  Anthony A. Yoseloff

                                  /s/ Avram Z. Friedman
                                  -------------------------------------
                                  Avram Z. Friedman

                                   APPENDIX I

                             JOINT FILING AGREEMENT

                            PURSUANT TO RULE 13d-1(k)

           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  August 29, 2007           DAVIDSON KEMPNER PARTNERS
                                  By: MHD Management Co.,
                                  its General Partner

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                  Name:  Thomas L. Kempner, Jr.
                                  Title: Managing Partner

                                  DAVIDSON KEMPNER INSTITUTIONAL PARTNERS, L.P.
                                  By: Davidson Kempner Advisers Inc.,
                                  its General Partner

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                  Name:  Thomas L. Kempner, Jr.
                                  Title: President


                                   M.H. DAVIDSON & CO.

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                   Name:  Thomas L. Kempner, Jr.
                                   Title: Managing Partner

                                   DAVIDSON KEMPNER INTERNATIONAL, LTD.
                                   By: Davidson Kempner International Advisors,
                                       L.L.C.,
                                   its Investment Manager

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                   Name:  Thomas L. Kempner, Jr.
                                   Title: Executive Managing Member

                                   SERENA LIMITED
                                   By: Davidson Kempner International Advisors,
                                       L.L.C.,
                                   its Investment Manager

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                   Name:  Thomas L. Kempner, Jr.
                                   Title: Executive Managing Member

                                   MHD MANAGEMENT CO.

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                   Name:  Thomas L. Kempner, Jr.
                                   Title: Managing Partner

                                   DAVIDSON KEMPNER ADVISERS INC.

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                   Name:  Thomas L. Kempner, Jr.
                                   Title: President

                                   DAVIDSON KEMPNER INTERNATIONAL ADVISORS,
                                   L.L.C.

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                   Name:  Thomas L. Kempner, Jr.
                                   Title: Executive Managing Member

                                  /s/ Thomas L. Kempner, Jr.
                                  -------------------------------------
                                  Thomas L. Kempner, Jr.

                                  /s/ Marvin H. Davidson
                                  -------------------------------------
                                  Marvin H. Davidson

                                  /s/ Stephen M. Dowicz
                                  -------------------------------------
                                  Stephen M. Dowicz

                                  /s/ Scott E. Davidson
                                  -------------------------------------
                                  Scott E. Davidson

                                  /s/ Michael J. Leffell
                                  -------------------------------------
                                  Michael J. Leffell

                                  /s/ Timothy I. Levart
                                  -------------------------------------
                                  Timothy I. Levart

                                  /s/ Robert J. Brivio, Jr.
                                  -------------------------
                                  Robert J. Brivio, Jr.

                                  /s/ Eric P. Epstein
                                  -------------------------------------
                                  Eric P. Epstein

                                  /s/ Anthony A. Yoseloff
                                  -------------------------------------
                                  Anthony A. Yoseloff

                                  /s/ Avram Z. Friedman
                                  -------------------------------------
                                  Avram Z. Friedman